Filed pursuant to Rule 433

Registration Statement No. 333-129000

July 27, 2006

Relating to Prospectus Supplement

Dated July 27, 2006

[LUXEMBOURG TOMBSTONE]

This announcement is not an offer or a solicitation of offers. The Invitation is made solely by the Prospectus Supplement and Prospectus referred to below. The Invitation does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. In any jurisdiction in which the Invitation is required to be made by a licensed broker or dealer and in which either joint dealer manager or any affiliate thereof is so licensed, it shall be deemed to have been made by such joint dealer manager or such affiliate on behalf of the Federative Republic of Brazil.

The Federative Republic of Brazil

Notice of Invitation to Owners to Submit Offers to Exchange

12.75% U.S. Dollar-Denominated Global Bonds due 2020

8 7/8% U.S. Dollar-Denominated Global Bonds due 2024

8 7/8% U.S. Dollar-Denominated Global Bonds due 2024, Series B

10 1/8% U.S. Dollar-Denominated Unsecured Global Bonds due 2027 and

12 1/4% U.S. Dollar-Denominated Global Bonds due 2030

to submit, in a reverse modified Dutch auction as to the spread differential, offers to exchange such bonds (referred to in this invitation as the “Old Bonds”) for

7.125% Global Bonds due 2037 (the “2037 Global Bonds”).

THE INVITATION AND WITHDRAWAL RIGHTS WILL COMMENCE TODAY, JULY 27, 2006, AND EXPIRE AT 3:00 P.M. (NEW YORK CITY TIME) ON AUGUST 2, 2006 (SUCH DATE, THE “EXPIRATION DATE”), UNLESS EXTENDED OR EARLIER TERMINATED BY BRAZIL IN ITS SOLE DISCRETION.

The Federative Republic of Brazil (“Brazil”) hereby announces an invitation (the “Invitation”) to owners of the Old Bonds to submit one or more offers to exchange the Old Bonds for 2037 Global Bonds in a reverse modified Dutch auction, as described in the Prospectus Supplement dated July 27, 2006 (the “Prospectus Supplement”), to the Prospectus dated October 24, 2005 attached thereto (the “Prospectus”). The Invitation will be subject to the terms and conditions set forth in the Prospectus Supplement. Holders of Old Bonds should carefully review the Prospectus Supplement and Prospectus before participating in the Invitation, and their decision to participate in the Invitation should be based solely on the information contained in the Prospectus Supplement and Prospectus. Holders of Old Bonds considering participating in the Invitation should carefully consider the risk factors discussed under “Risk Factors” in the Prospectus Supplement.

Pursuant to the Invitation, each U.S.$1,000 principal amount of Old Bonds accepted for exchange will be exchanged for 2037 Global Bonds having a principal amount equal to U.S.$1,000. Each exchanging holder of Old Bonds will also receive an amount in cash in U.S. dollars. As described in the Prospectus Supplement, for each series of Old Bonds exchanged, this cash amount will equal the difference between the exchange price of that series of Old

Bonds and the re-offer price of the 2037 Global Bonds. Each exchanging holder of Old Bonds will also receive an amount in cash equal to the accrued and unpaid interest (to but not including the settlement date) on that series of Old Bonds minus the accrued and unpaid interest (to but not including the settlement date) on the 2037 Global Bonds.

The 2037 Global Bonds will be a further issuance of, and will be consolidated to form a single series with, the U.S.$1,500,000,000 aggregate principal amount of Brazil’s outstanding 7.125% Global Bonds due 2037 (CUSIP No. 105756BK5, ISIN No. US105756BK57, Common Code 024104117), of which U.S.$1,000,000,000 were originally issued on January 18, 2006 and U.S.$500,000,000 were issued on March 23, 2006. The 2037 Global Bonds will bear interest at the rate of 7.125% per annum from the settlement date.

The 2037 Global Bonds will be designated Collective Action Securities and, as such, will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to much of Brazil’s outstanding public external indebtedness. Under these provisions, which are described in the Prospectus and Prospectus Supplement, among other things, Brazil may amend the payment provisions of the 2037 Global Bonds and certain other terms with the consent of the holders of 75% of the aggregate principal amount of the outstanding 2037 Global Bonds.

At or around 10:00 A.M., New York City time, on the expiration date or as soon as practicable thereafter, Brazil will select, in its sole and absolute discretion, and announce the re-offer spread for the 2037 Global Bonds. Such announcement will be made by press release issued to the news media in accordance with applicable law and by an announcement on the website of the Luxembourg Stock Exchange (www.bourse.lu), and will also be available, free of charge, at the offices of the Luxembourg exchange agent.

If you wish to submit an exchange offer pursuant to the invitation, you, the custodial entity or direct participant (as the case may be) through which you hold your Old Bonds must submit, at or prior to 3:00 P.M., New York City time, on August 2, 2006 (unless the expiration date is earlier terminated or extended by Brazil), your offer to exchange Old Bonds, by properly instructing the applicable clearing system (DTC, Euroclear or Clearstream, Luxembourg) in accordance with the procedures and deadlines established by such clearing system. Alternatively, you may request a joint lead manager to submit your offer to exchange on your behalf, although such joint lead manager will be under no obligation to act on your behalf and may impose additional conditions before doing so. If your offer to exchange is submitted on your behalf by a joint dealer manager, you will not be required to “block” your bonds at the applicable clearing system prior to the expiration date. However, if all or any part of your exchange offer is accepted by Brazil, you must “block” the appropriate amount of your Old Bonds no later than August 4, 2006, the trading day following the announcement date. If you are in Luxembourg, you may (but are not required to) contact the Luxembourg exchange agent and ask it to assist you in submitting your offer to exchange according to one of the procedures described above.

The exchange of the Old Bonds for the Global Bonds pursuant to the Invitation will be pursuant to a reverse modified Dutch auction under which holders of Old Bonds will be invited to submit a competitive offer (which specifies the spread differential on a series of Old Bonds that a holder of Old Bonds would accept as the clearing spread differential for that series of Old Bonds, as described in the Prospectus Supplement) or a non-competitive offer.

If a holder of Old Bonds submits a competitive offer and Brazil accepts such competitive offer, such holder will be entitled to the benefit of the applicable clearing spread differential for the Old Bonds, even if such holder specified an offer spread differential higher than such clearing spread differential in such holder’s competitive offer.

If a holder of Old Bonds specifies an offer spread differential for any series of Old Bonds that is lower than the clearing spread differential selected by Brazil for that series of Old Bonds, such Holder’s exchange offer for that series of Old Bonds will not be accepted.

If a holder of Old Bonds submits a competitive offer that specifies an offer spread differential that is higher than or equal to the applicable maximum spread differential set forth in the Prospectus Supplement, such holder’s offer will be deemed a noncompetitive offer.

At or around 11:00 A.M., New York City time, on the day after the expiration date, or as soon as practicable thereafter, Brazil will announce by press release issued to the news media in accordance with applicable law and by an announcement on the website of the Luxembourg Stock Exchange (www.bourse.lu) the clearing spread differential for each series of the Old Bonds accepted in exchange for 2037 Global Bonds and the resulting Old Bond exchange price for each series of the Old Bonds accepted in exchange for 2037 Global Bonds, the UST Benchmark Rate (as defined in the prospectus supplement), the approximate aggregate principal amount of each series of Old Bonds accepted in exchange for 2037 Global Bonds (which could, in the case of any or all series, be zero), the approximate aggregate principal amount of 2037 Global Bonds to be issued pursuant to the Invitation (which could be zero), the 2037 Global Bond re-offer price, and information concerning any applicable proration. The foregoing information will be available, free of charge, at the offices of the Luxembourg exchange agent.

Brazil reserves the right, in its sole discretion, not to issue any 2037 Global Bonds pursuant to the Invitation.

Application has been made to list the 2037 Global Bonds on the Luxembourg Stock Exchange and to have the 2037 Global Bonds, together with the previously issued 7.125% Global Bonds due 2037, trade on the Euro MTF Market, the alternative market of the Luxembourg Stock Exchange.

The Prospectus Supplement and the Prospectus incorporate by reference Brazil’s Annual Report on Form 18-K for 2005 that has been filed with the United States Securities and Exchange Commission. Copies of the Prospectus Supplement, the Prospectus and Brazil’s Annual Report on Form 18-K can be obtained free of charge at the office of the Luxembourg Listing Agent.

J.P. Morgan Bank Luxembourg S.A.	Deutsche Bank Luxembourg SA
As Luxembourg listing agent for the Invitation	As Luxembourg exchange agent for the Invitation

The Luxembourg exchange agent may assist you in submitting your offer to exchange according to one of the procedures described above. Any services in connection with the Invitation may be performed in Luxembourg, at the offices of the Luxembourg exchange agent, where all information and documentation in connection with the Invitation will be available free of charge.

The clearing reference numbers for each series of the Old Bonds are as follows:

	ISIN	Common Code

12.75% U.S. Dollar-Denominated Global Bonds due 2020	US105756AK66	010616123

8 7/8% U.S. Dollar-Denominated Global Bonds due 2024	US105756AR10	012631375

8 7/8% U.S. Dollar-Denominated Global Bonds due 2024, Series B	US105756AZ36	017244388

10 1/8% U.S. Dollar-Denominated Unsecured Global Bonds due 2027	US105756AE07	007687117

12 1/4% U.S. Dollar-Denominated Global Bonds due 2030	US105756AL40	010862957

The exchange agents for the Invitation are:

In the United States:

Deutsche Bank Trust Company Americas

DB Service TN., Inc.

648 Grassmere Park Road

Nashville, TN 37211

Attn: Trust & Securities Services

Telephone: + 1 (800) 735 7777 (select Option 1)

Facsimile: +1 (615) 835-3701

Email: SPU-Reorg@db.com

and

Deutsche Bank Trust Company Americas

60 Wall Street, 27th Floor

MS: NYC60-2710

New York, New York 10005

Attn: Trust & Securities Services

Telephone: + 1 (800) 735-7777 (select Option 1)

Facsimile: +1 (212) 797-8622

Email: SPU-Reorg@db.com

In London:

Deutsche Bank AG London

Winchester House

1 Great Winchester Street

London

Attention: TSS Exchange Group

Reference: Republic of Brazil

Telephone: +44 207 547 5000

Facsimile: +44 207 547 5001

e-mail: xchange.offer@db.com

In Luxembourg:

Deutsche Bank Luxembourg S.A.

2 Boulevard Konrad Adenauer

L-1115 Luxembourg

Luxembourg

Attn: Trust & Securities Services

Telephone: +352 421 22 460

Facsimile: +352 421 22 426

e-mail: xchange.offer@db.com

The information agent for the Invitation is:

Global Bondholder Services Corporation

65 Broadway

Suite 723, 7th Floor

New York, NY 10006

Attention: Corporation Actions

Toll-free: +1 (866) 736-2200

Banks and Brokers: +1 (212) 430-3774

Facsimile: +1 (212) 430-3775

The joint dealer managers for the Invitation are:

Citigroup New York, New York Inside the U.S.: Toll Free (1) 800-558-3745 Outside the U.S.: Call Collect (1) 212-723-6106	Deutsche Bank Securities Inc. New York, New York Inside the U.S.: Toll Free (1) 866-627-0391 Outside the U.S.: Call Collect (1) 212-250-2955

UNITED KINGDOM: Stabilisation/FSA

A prospectus of Brazil accompanies this communication and is available from the SEC’s website at http://www.sec.gov/Archives/edgar/data/205317/000119312505201591/dsb.htm.

Brazil has filed a registration statement (including the prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Brazil has filed with the SEC for more complete information about Brazil and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint dealer managers, the information agent, the exchange agent or the Luxembourg exchange agent will arrange to send you the prospectus if you request it by calling any of Citigroup toll-free at 1-800-558-3745, Deutsche Bank Securities Inc. toll-free at 1-866-627-0391 or the information agent toll-free at 1-866-736-2200.

July 27, 2006